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Filed by Spectrian Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON NOVEMBER 29, 2002

[SPECTRIAN LOGO]

        Media Contact:
Michelle J. Kim
Marketing & IR
Spectrian Corp.
408-745-5785
Michelle_Kim@spectrian.com

FOR IMMEDIATE RELEASE

REMEC ACQUISITION OF SPECTRIAN WEBCAST,
HOSTED BY NEEDHAM AND COMPANY, INC.

SUNNYVALE, Calif., November 27, 2002—Spectrian Corporation (Nasdaq: SPCT) today announced a webcast, hosted by Needham and Company, Inc., scheduled for Monday, December 2, 2002, at 9:00 a.m. PST. The presentation will provide further discussion of the Spectrian acquisition by REMEC, Inc. (Nasdaq: REMC), and will be presented by Ronald Ragland, REMEC's Chairman and CEO, David Morash, REMEC's Executive Vice President and CFO, and Thomas Waechter, Spectrian's President and CEO.

        Interested investors may listen to the presentation via simultaneous webcast beginning at 9:00 a.m. PST on Monday, December 2, 2002. To listen, log onto the company's Website at www.spectrian.com and go to "News and Investor Info." Then, click on "Live Webcast—REMEC Acquisition of Spectrian."

About Spectrian

Spectrian is a leading designer and manufacturer of single-carrier and multicarrier high power RF amplifiers for the worldwide wireless communications industry. Utilized in both wireless data and voice applications, Spectrian amplifiers support AMPS, CDMA, TDMA, GSM, EDGE and 3G technologies for mobile and fixed wireless networks. Spectrian is located at 350 West Java Drive, Sunnyvale, Calif. 94089. For more information, visit the company's Web site at www.spectrian.com or call 408-745-5400.

About REMEC

REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in space and defense electronics applications.

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Certain statements in this press release, including statements regarding the company's presentation are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitation, the factors detailed in Spectrian's 2001 Annual Report on Form 10-K/A and the quarterly report on Form 10-Q/A for the quarter ended September 30, 2002.

REMEC has filed a Registration Statement on SEC Form S-4 in connection with the merger, and REMEC and Spectrian mailed a Joint Proxy Statement/ Prospectus to the holders of their common stock containing information about the merger on November 23, 2002. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus carefully. The Joint Proxy Statement/Prospectus contains important information about REMEC, Spectrian, the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

Spectrian, its directors, executive officers and certain members of management and employees may be soliciting proxies from Spectrian's stockholders in favor of the adoption of the merger agreement with REMEC. A description of any interests that Spectrian's directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

Spectrian is a registered trademark of Spectrian Corporation. Other brand or product names are registered trademarks or trademarks of their respective holders. © Spectrian Corporation, 2002. All rights reserved.

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AS FILED WITH THE SECURITIES EXCHANGE COMMISSION ON NOVEMBER 29, 2002
REMEC ACQUISITION OF SPECTRIAN WEBCAST, HOSTED BY NEEDHAM AND COMPANY, INC.